Exhibit 1

May 15, 2012

John Bordynuik

1783 Allanport Road

Thorold, Ontario L0S 1K0

Canada

Dear Mr. Bordynuik:

Reference is made to the Subscription Agreement (the “Subscription Agreement”) dated the date hereof among JBI, Inc. (the “Company”) and each of the signatories to this letter agreement (the “Investors”). Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreement. As a condition to the consummation of the transactions with the Company set forth in the Subscription Agreement, the Investors require the execution of this letter agreement by you in your individual capacity.

Reference is also made to (x) the Articles of Incorporation of the Company, as amended, attached hereto as Schedule 1 (the “Articles”), (y) the Amended Certificate of Designations, Preferences and Rights of Series A Super Voting Preferred Stock of JBI, Inc,. as adopted on June 17, 2010 and filed with the State of Nevada on May 10, 2012, attached hereto as Schedule 2 (the “Series A Certificate”) and (z) the bylaws of the Company, as amended, attached hereto as Schedule 3 (the “Bylaws”). By your signature below you represent and warrant that the Articles, the Series A Certificate and the Bylaws attached hereto have not been amended other than as set forth in Schedules 1, 2 and 3, respectively, and that there are no other constitutive documents of the Company that modify the voting rights of the Preferred Stock (as defined below) or grant any Person enhanced stockholder voting rights.

We understand (and by your execution hereof you represent and warrant) that (a) you currently hold the office of president of the Company (the “President”) and the office of chief executive officer of the Company (“CEO”) and (b) you currently own (x) all 1,000,000 shares of Series “A” Preferred Stock of the Company (the “Preferred Stock”) and (y) 4,323,846 shares of common stock of the Company, representing approximately 7.27% of the outstanding common stock of the Company (prior to giving effect to the subscriptions for common stock contemplated by the Subscription Agreement).

In consideration of the significant potential increase that the Investors’ respective investment in the Company may have on the value of the common stock and the Preferred Stock currently owned by you and for other valuable consideration, the sufficiency of which is hereby confirmed, you hereby agree with the Investors as follows:

1.	You agree to take all necessary action within your power (including, without limitation, voting your Preferred Stock) to cause the Company to take each of the actions required hereby. You agree to take all necessary action within your power (including, without limitation, voting your Preferred Stock) and to refrain from taking any action within your power to ensure that the Company refrains from taking any of the actions prohibited hereunder. You agree not to take any action which would impair your ability to cause the Company to take any of the actions required hereby or to refrain from taking any of the actions prohibited hereunder; provided, that nothing herein shall restrict you from selling (or otherwise transferring) any shares of common stock of the Company held by you or members of you immediate family, or in trust for the benefit thereof; provided, however, that for a period of two years from the date hereof, you shall continue to hold at least 3,000,000 shares of common stock.

2.	Promptly following the execution of this letter agreement, you shall prepare and file an amendment to the Schedule 13D filed by you with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2009. You shall provide the Investors and their respective counsel with a reasonable opportunity to review and comment upon the proposed amendment to your Schedule 13D prior to its filing with the SEC.

3.	Prior to the Closing, you will deliver your resignation as a member of the Board of Directors of the Company (the “Board”) and as CEO and as President, to be effective immediately upon the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which is due on May 10, 2012. You will not vote your Preferred Stock or common stock to appoint yourself or any other individual who is not the President or Treasurer of the Company or a Qualified Independent Director (as defined below) as a member of the Board.

4.	Until such time as the Board is constituted with at least five Qualified Independent Directors (as defined below), at each meeting of stockholders at which there is an election of directors of the Company, you will vote the Preferred Stock and any shares of common stock owned by you in favor of Qualified Independent Directors as, when and if, nominated by the Board or any nominating committee thereof. If fewer than five Qualified Independent Directors shall have been appointed on the twelve month anniversary of the Closing Date, then the remaining Qualified Independent Directors shall be selected by you from a list of candidates provided by a highly qualified independent expert recruitment firm (the “Recruitment Firm”) retained by, and at the cost of, the Company. You shall vote the Preferred Stock and your common stock in favor of such remaining Qualified Independent Directors at the next meeting of stockholders at which such Qualified Independent Directors are nominated for election. To the extent necessary to ensure that the Board is constituted with at least five Qualified Independent Directors by no later than the eighteenth month anniversary of the Closing Date, you shall deliver to the President a written request that the President call a special meeting of the stockholders pursuant to Section 1.02 of the Bylaws for the election of Qualified Independent Directors. The failure of the Board to be constituted with at least five Qualified Independent Directors by no later than the eighteenth month of the Closing Date shall constitute a “material default” of this Section 4 for purposes of Section 13.

For purposes of the foregoing, (a) a “Qualified Independent Director” means an individual who (i) is an Independent Director (as defined below), (ii) has served for at least three years on the board of directors of at least two separate publicly-traded companies in the United States with market capitalization of at least US$700,000,000 (a “Relevant Company”), (iii) is currently serving on the board of directors of at least one such Relevant Company and (iv) to your knowledge has not been the defendant in (or an officer or director of an entity that has been a defendant in) any criminal or civil complaint of the SEC or any other material action brought by any Person alleging the violation of any state or Federal securities laws unless such action has been adjudicated pursuant to a non-appealable judgment absolving such Person (or such entity, as applicable) of all wrongdoing and (b) an “Independent Director” means an individual who the Board or nominating committee thereof has determined is “independent” within the meaning of Listing Rule 5605(a)(2).

5.	Upon the appointment of five Qualified Independent Directors, you (and any Investor that has acquired Preferred Stock in accordance with Section 13) shall offer to have the Company redeem or purchase and, if required under the Articles, Series A Certificate or by applicable law, shall vote the Preferred Stock and execute any necessary consents in favor of such redemption or purchase in consideration of the payment of their par value of $0.001 per share.

6.	You shall refrain from taking any action within your power (including, without limitation, voting your Preferred Stock) that may inhibit or impair the ability of the President to independently exercise all rights and perform all duties customarily exercised or performed by chief executive officers of publicly-traded companies in the United States; provided, however, that action taken by you (i) in strict conformity with the environmental site permit for the Company’s facility at 20 Iroquois St., Niagara Falls, New York (the “Iroquois Site”) required by the New York State Department of Environmental Conservation and (b) in connection with the operation of a small “Xerox PARC”-like structure (as defined in the Bordynuik Employment Agreement (as defined below)) in strict conformity with the Bordynuik Employment Agreement, shall not constitute a material breach of this Section 6 for purposes of Section 13.

7.	Except as otherwise expressly contemplated herein, you shall refrain from taking any action within your power (including, without limitation, voting your Preferred Stock) to approve the taking of any of the following actions:

(a)	amendment of the Articles, Series A Certificate or Bylaws; or

(b)	issuance of any stock of the Company, other than common stock, to any Person.

8.	You shall refrain from taking any action within your power (including, without limitation, voting your Preferred Stock) to cause the Company to (a) sell any material Intellectual Property to any Person, (b) pledge any material Intellectual Property in connection with any indebtedness received from any Person or otherwise or (c) grant any license or other material right in respect of any material Intellectual Property.

9.	At the next meeting of stockholders at which there is a proposal by the Board to change the name of the Company to “Plastic2Oil”, you shall vote the Preferred Stock to approve such change in the name of the Company.

10.	You shall abstain from voting the Preferred Stock prior to the redemption or purchase by the Company thereof in accordance with Section 5, except as otherwise required to comply with this letter agreement. If you are required to vote the Preferred Stock for any reason (other than as provided above), then (x) you shall not vote the Preferred Stock with respect to the matter under consideration until the common stock shall have been voted in accordance with the Bylaws and (y) you shall thereafter vote the Preferred Stock in the same proportion as the common stock so-voted. By way of example, if stockholders holding 56% of the common stock vote in favor of the taking of an action, then you shall vote 56% of the Preferred Stock in favor of the taking of such action and 44% of the Preferred Stock against the taking of such action.

11.	You agree to cooperate with all reasonable requests of the Special Committee of the Board to promptly pursue settlement of the civil complaint filed against you on January 4, 2012 by the SEC and take all reasonable steps to reach such settlement. Upon the appointment of a lead plaintiff in the class action suit filed against you on July 28, 2011, you agree to promptly pursue settlement of the same and take all reasonable steps to reach such settlement. Notwithstanding anything to the contrary contained herein, you will not be deemed to have breached this Section 11 in the event that you refuse to agree to any settlement of either of the foregoing actions (i) unless such settlement contains a full release of claims against you or such settlement prescribes only the payment of money damages for which the Company agrees to fully indemnify you as well as for reasonable attorneys’ fees and costs of your separate legal counsel incurred by you and (ii) if such settlement requires you to surrender or transfer any Preferred Stock, common stock or options owned by you.

12.	Other than as set forth in Section 13, you shall not transfer the Preferred Stock. As promptly as practicable, you shall add the following legend to the certificate representing the Preferred Stock:

“THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE PERSON IN WHOSE NAME THIS CERTIFICATE HAS BEEN ISSUED AND CERTAIN OTHER INDIVIDUALS DATED AS OF MAY     , 2012, A COPY OF SUCH AGREEMENT (AND ANY AMENDMENTS THERETO) MAY BE OBTAINED FROM THE PERSON IN WHOSE NAME THIS CERTIFICATE HAS BEEN ISSUED.”

13.	You acknowledge that your agreement not to compete with the Company in accordance with the employment agreement set forth as Exhibit C to the Subscription Agreement (the “Bordynuik Employment Agreement”), your agreement to not transfer your Preferred Stock in accordance with Section 12, the retention of Kevin Rauber as President and your material compliance with the other terms of this letter agreement are each material to the value of the common stock to be purchased by the Investors. You therefore agree that if (i) you breach your agreement not to compete with the Company in accordance with the Bordynuik Employment Agreement or (ii) attempt to transfer or transfer the Preferred Stock in violation of Section 12, then you shall offer to purchase from the Investors 100% of their respective shares of common stock in the Company (the “Putable Stock”) in accordance with this Section 13.

You also agree that if (a) you breach your agreement not to compete with the Company in accordance with the Bordynuik Employment Agreement, (b) you attempt to transfer or transfer the Preferred Stock in violation of Section 12, (c) Kevin Rauber ceases to be President as a result of his dismissal “without cause” or his resignation “with good reason” (as such terms are defined in the employment agreement between the Company and Kevin Rauber set forth as Exhibit B to the Subscription Agreement or (d) you materially breach any of Sections 4, 5 or 7 and have not remedied such breach within ten days following written notice of such breach from the Requisite Investors, then you shall offer to sell to the Investors 100% of your Preferred Stock (the “Callable Preferred Stock”) in accordance with this Section 13; provided, however, that the triggering event in clause (c) above shall terminate and have no further force or effect on the first day on which one-half of the directors on the Board (but in no event less than three) are Qualified Independent Directors.

If you are required to offer to purchase the Putable Stock or sell the Callable Preferred Stock in accordance with this Section 13, then you shall deliver such offer to the Investors in writing within ten days of the breach or other event giving rise to such requirement. Each Investor may elect either to purchase such Investor’s pro rata portion of Callable Preferred Stock or to sell such Investor’s Putable Stock in accordance herewith (as applicable) within ten days of receipt of your offer to purchase and/or sell. The purchase price of each share of Putable Stock shall be the greater of (x) $1.00 and (y) the volume-weighted average trading price of the common stock of the Company in the thirty consecutive day period immediately preceding the date of the event triggering the purchase of the Putable Stock. The sale price of the Callable Preferred Stock shall be the par value of US$0.001 per share. If any Investor does not accept your offer to sell to such Investor all of such Investor’s pro rata share of the Callable Preferred Stock within ten days of written notice to such Investor, then you shall successively re-offer the Callable Preferred Stock to the remaining Investors in accordance with the foregoing until all Investors have elected not to purchase the remaining Callable Preferred Stock. The sale and purchase of the relevant Callable Preferred Stock or Putable Shares shall occur on the tenth day following the applicable Investor’s written acceptance of your offer to purchase the applicable Putable Stock or sell the applicable Callable Preferred Stock (as the case may be) or such other date as you and the applicable Investor agree.

14.	In connection with each Investor’s option to purchase the Preferred Stock as provided in Section 13, each Investor, severally but not jointly, represents and warrants that, as of the date of this letter agreement:

(a)	Exemption; Full Access. Each Investor understands that the Investor’s call option to acquire the Preferred Stock pursuant to Section 13 (the “Call Option”) and, assuming the exercise of the Call Option, the sale of the Preferred Stock, are intended to be offered pursuant to an exemption from registration contained in the Securities Act of 1933 (the “Securities Act”) based in part upon such Investor’s representations contained in this letter agreement. Each Investor has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Call Option, including having familiarized itself with the documents attached as Schedules 1, 2 and 3 hereto.

(b)	Each Investor Bears Economic Risk. Assuming the exercise of the Call Option, each Investor must bear the economic risk of any investment in the Preferred Stock until the shares of Preferred Stock are sold pursuant to (i) an effective registration statement under the Securities Act, or (ii) an exemption from registration is available. Each Investor acknowledges that you are presently an “affiliate” of the Company within the meaning of U.S. federal securities laws and that, upon transfer, the Preferred Stock may be deemed to be “restricted securities” and subject to restrictions on resale.

(c)	Each Investor Can Protect Its Interest. Each Investor represents that by reason of its, or of its management’s, business and financial experience, such Investor has the capacity to evaluate the merits and risks of its investment in the Call Option and the Preferred Stock underlying the Call Option to protect its own interests in connection with the transactions contemplated in this letter agreement.

(d)	Accredited Investor. Each Investor represents that it is currently an “accredited investor” within the meaning of Regulation D under the Securities Act.

15.	You hereby represent and warrant that:

(a)	all Intellectual Property relating to “Plastic2Oil®” and “P2O®” (as such terms are defined in the Company’s Form 10-K for the period ending December 31, 2011 as filed with the SEC) is beneficially owned by the Company and no such Intellectual Property is beneficially owned by you;

(b)	there is no investment banker, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, you, the Company or any affiliate of the Company who might be entitled to any fee or commission in connection with any transaction contemplated by this letter agreement;

(c)	no payments or other consideration to you or any other Person will be due from the Company as a result of the consummation of any transaction contemplated by this letter agreement (including, without limitation, as a result of any change in control of the Company resulting from the application of Section 5);

(d)	upon the due execution by you of the Bordynuik Employment Agreement, there shall be no other employment agreements or other similar arrangements providing for compensation between you and the Company (other than the payment of ordinary dividends on the shares of common stock owned by you).

16.	You agree that, if you at any time have, or are deemed to have, any legal right in or to any Intellectual Property relating to Plastic2Oil® or P2O®, then you shall promptly take all action required to cause such legal rights to be transferred to the Company at no cost to the Company.

17.	Each Investor that acquires Preferred Stock in accordance with Section 13 agrees that such Investor shall vote such Preferred Stock in accordance with Sections 4, 5, 6, 7, 8, 9 and 10 and shall otherwise comply with provisions thereof as a holder of any shares of Preferred Stock. The Investors agree that the Company is an intended third-party beneficiary of this Section 17 with the right to enforce its terms directly against the Investors and their successors and permitted assigns, including without limitation, through specific enforcement as provided in Section 21 hereof.

18.	This letter agreement (other than Sections 14, 15, 19, 20, 21, 22, 23, 24 and this Section 18) shall terminate upon the earliest of (a) the redemption or purchase of the Preferred Stock held by you (and any Investor that has acquired Preferred Stock in accordance with Section 13) by the Company in accordance with Section 5, (b) the date on which the Investors collectively own outstanding shares of the common stock of the Company representing less than 40% of the total number of shares of common stock purchased pursuant to the Subscription Agreement, (c) upon the written agreement among you and the Requisite Investors and (d) the fifth year anniversary of the date of this letter agreement. Sections 14, 15, 19, 20, 21, 22, 23, 24 and this Section 18 shall survive the termination of this letter agreement indefinitely. This letter agreement shall terminate as to any one investor on the date such Investor owns less than 20% of the shares of common stock purchased by such Investor pursuant to the Subscription Agreement.

19.	This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this letter agreement, and all of which, when taken together, shall be deemed to constitute one and the same document.

20.	Any amendment to this letter agreement shall only be effective when signed by you and Investors holding at least a majority of the shares of common stock of the Company issued pursuant to the Subscription Agreement still held by the Investors at the time of such amendment (the “Requisite Investors”). The Requisite Investors may effect any waiver of any term or condition of this letter agreement on behalf of the Investors.

21.	No party may assign any of its rights under this letter agreement (whether by operation of law or otherwise) without the prior consent of the other Parties. Subject to the preceding sentence, the obligations of the Investors under this letter agreement will be binding in all respects upon, and be enforceable against, the respective successors and permitted assigns of such Investors. Without limiting the foregoing, the Company shall have no obligation to recognize any sale, transfer or assignment of any shares of Preferred Stock by an Investor unless and until such purchaser, transferee or assignee shall agree in writing to be bound by the obligations of such Investor under the terms of this letter agreement.

22.	Each of the parties to this letter agreement acknowledges and agrees that each of the other parties to this letter agreement would be damaged irreparably in the event that any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties to this letter agreement agree that the other parties to this letter agreement shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this letter agreement and to enforce specifically this letter agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter (subject to Section 23), in addition to any other remedy to which such party may be entitled, at law or in equity.

23.	This letter agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York without reference to the conflicts of law principles thereof that would result in the application of any law other than the law of the State of New York and the United States District Courts located in New York City or the Commercial Division of the New York Supreme Court Branch, New York County, shall have exclusive jurisdiction over any and all disputes among the parties hereto, whether in law or equity, arising out of or relating to this letter agreement.

24.	If any provision of this letter agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this letter agreement will remain in full force and effect. Any provision of this letter agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

If the foregoing accurately reflects our agreement, please execute this letter agreement in the space indicated below. Each Investor intending to be bound by the terms of this letter agreement has executed the Investor Signature Page attached hereto.

Accepted and agreed this 15th day of May, 2012

/s/ John Bordynuik
John Bordynuik

The following parties are signing this Investor Signature Page to Letter Agreement as of the date first set forth above in the letter agreement.

INVESTORS:

/s/ Trent Vichie
Trent Vichie

/s/ Murray Edward Bleach
Murray Edward Bleach

/s/ Melissa Bridgeford Doering
Melissa Bridgeford Doering

/s/ Henry M. Dietrich
Henry M. Dietrich

/s/ Duncan Murdoch
Duncan Murdoch

/s/ Michael Coulton
Michael Coulton

/s/ Sam May
Sam May

/s/ Steve Glikbarg, attorney-in-fact for William Glikbarg, Trustee of Glikbarg Revocable Trust
Steve Glikbarg, attorney-in-fact for William Glikbarg, Trustee of Glikbarg Revocable Trust

/s/ Luke Taylor
Luke Taylor

/s/ Lawrence A. Weinstein
Lawrence A. Weinstein

MEYER & DOREEN LUSKIN FAMILY TRUST

/s/ Meyer Luskin
Name: Meyer Luskin
Title: Trustee

/s/ Robert Bryan Jacoboski
Robert Bryan Jacoboski

/s/ Richard Dunn
Richard Dunn

/s/ Asami Ishimaru
Asami Ishimaru

/s/ Craig Linden
Craig Linden

/s/ Sherwin N. Scott
Sherwin N. Scott

/s/ Tim Anderson
Tim Anderson

/s/ Michael Dorrell
Michael Dorrell

/s/ Kenneth Friedman
Kenneth Friedman

R.N. GOLD & COMPANY, INC. Profit Sharing Pension Trust

By:	/s/ Richard A. Gold
Name: Richard A. Gold
Title: Trustee

/s/ Peter J. Bruce
Peter J. Bruce

MORENO ENERGY, INC.

By:	/s/ F. Fox Benton III
Name: F. Fox Benton III
Title: President

/s/ Steven Farber
Steven Farber

STELLAR TRAVEL, INC.

By:	/s/ Hilmi Isikli
Name: Hilmi Isikli
Title: Chief Executive Officer

/s/ Stephen A. Mao
Stephen A. Mao

/s/ John M. Wesson
John Wesson

/s/ Lori Steele
Lori Steele

/s/ Janice Domaratzki
Janice Domaratzki

/s/ Rick Heddle
Rick Heddle

/s/ Criag Parks
Criag Parks

/s/ Paul Higgins
Paul Higgins

SCHEDULE 1

Articles of Incorporation

SCHEDULE 2

Amended Certificate of Designations, Preferences and Rights of Series A Super Voting Preferred Stock

SCHEDULE 3

Bylaws